UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934
CNA SURETY CORPORATION

Name of Subject Company (issuer))
SURETY ACQUSITION CORPORATION
(offeror)
a wholly owned subsidiary of
CONTINENTAL CASUALTY COMPANY
a wholly owned subsidiary of
THE CONTINENTAL CORPORATION
a wholly owned subsidiary of
CNA FINANCIAL CORPORATION

Names of Filing Persons (other person(s))
Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
12612L1008

(CUSIP Number of Class of Securities)
Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$466,255, 011	$54,132.21

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation, other than Shares owned by CNA Financial Corporation (“CNAF”) and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash. As of May 6, 2011, there were 44,986,541 Shares outstanding, of which 27,425,147 Shares are owned by subsidiaries of CNAF. As a result, this calculation assumes the purchase of 17,561,394 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0—11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:$54,132.21	Filing Party: CNA Financial Corporation
Form or Registration No.: Schedule TO	Date Filed: May 11, 2011
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☑ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer	☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer

Items 1 through 11 of this Schedule TO are hereby amended and supplemented as follows:

This Amendment No. 3 amends and supplements the Tender Offer Statement filed on Schedule TO (as amended and supplemented, this “Schedule TO”) which relates to the tender offer by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial Corporation, a Delaware corporation (“CNA Financial”), to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation (“CNA Surety”), other than Shares owned by CNA Financial and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”).
Items 1 through 11 of this Schedule TO are hereby amended and supplemented as follows:
1.	The disclosure on page 6 of the Offer to Purchase under the heading “Introduction” is hereby amended by deleting the third and fourth sentences of the last paragraph in their entirety and replacing them with the following:

“Under the rules governing “going private transactions”, CNA Financial, Purchaser, TCC, CCC and Loews are deemed to be engaged in a “going private” transaction and are therefore required to, among other things, express their reasons for the transactions described in this Offer to Purchase and their views as to fairness of the transactions to CNA Surety’s unaffiliated stockholders.”

2.	The disclosure on page 9 of the Offer to Purchase under the heading “Background” is herby amended by:
(i)	Adding the following as a new second sentence to the second paragraph:
“In August 2010, senior management of CNA Financial also discussed with senior management of Loews that CNA Financial had begun to consider the possibility of making a proposal to acquire the Shares of CNA Surety not owned by subsidiaries of CNA Financial and described the reasons why CNA Financial was considering making a proposal. See “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger” for a discussion of these reasons.”
(ii)	Adding the following at the end of the third paragraph:
“On October 12, 2010, management of CNA Financial held an organizational meeting in Chicago, Illinois, which meeting was also attended by representatives of Simpson Thacher and J.P. Morgan. Management of Loews also participated in the meeting telephonically. At the meeting, the parties discussed the mechanics and timing of making a proposal and the work that would be required to be undertaken in order to be in a position to determine whether it was desirable to make a proposal. On October 25, 2010, management of CNA Financial met with representatives of Simpson Thacher and J.P. Morgan to prepare for the board meeting of CNA Financial scheduled to be held on October 27, 2010. Management of Loews also attended the meeting.”

3.	The disclosure on page 11 of the Offer to Purchase under the heading “Background” is hereby amended by adding the following prior to the fifth paragraph:

“On March 10, 2011, management of CNA Financial discussed with representatives of J.P. Morgan a presentation on surety industry benchmarking analyses developed by J.P. Morgan and management of CNA Financial, a copy of which presentation is filed as Exhibit (c)(3) to the Transaction Statement on Schedule 13E-3 filed with the SEC on May 11, 2011 in connection with the Offer. Management of CNA Financial considered such presentation for purposes of updating the ten year financial forecast of CNA Surety that management of CNA Financial had developed in formulating its initial proposal in October 2010. See “Special Factors — Section 6. Financial Forecasts” for a discussion of such financial forecast. On March 17, 2011, management of CNA Financial met with representatives of Simpson Thacher and J.P. Morgan to discuss CNA Financial’s response to the Special Committee’s announcement on February 4, 2011. Management of Loews also attended the meeting. At this meeting, it was determined that Mr. Mense would contact Mr. Britt to inform him that CNA Financial would be willing to consider a price of $25.20 per Share.”

4.	The disclosure on page 12 of the Offer to Purchase under the heading “Background” is hereby amended by adding the following prior to the third paragraph:

“On April 4, 2011, management of CNA Financial met with representatives of Simpson Thacher to discuss CNA Financial’s response to the Special Committee’s prior indication that it was prepared to enter into a transaction at a price of $27.79 per Share but that it was prepared to be constructive in order to reach an agreement at an appropriate price. Management of Loews also attended the meeting. At the meeting, it was determined that Mr. Mense would contact Mr. Britt to arrange a meeting to discuss whether the two parties could come to an agreement regarding a price at which the proposed transaction could be consummated.”

5.	The disclosure on page 13 of the Offer to Purchase under the heading “Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger” is hereby amended by deleting the final three sentences of the third paragraph in their entirety and replacing them with the following:

“The other members of the CNA Financial Group are pursuing the acquisition for the same reasons as CNA Financial and to support CNA Financial’s determination to pursue the acquisition of the Shares.”

6.	The first sentence on page 14 of the Offer to Purchase under the heading “Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger” is hereby amended by deleting it in its entirety and replacing it with the following:

“The members of the CNA Financial Group are required to express their belief as to the fairness of the Offer and the Merger to the unaffiliated stockholders of CNA Surety.”

7.	The disclosure on page 15 of the Offer to Purchase under the heading “Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger” is hereby amended by:
(i)	Adding the words “as amended” after the words “Schedule 14D-9” in the first bullet; and

(ii)	Adding the following as a new third sentence to the last paragraph:
“Although the analyses contained in the presentations by J.P. Morgan and in the factors considered by the Special Committee included multiple valuation analyses and metrics concerning going-concern value, in reaching its conclusion as to fairness, the CNA Financial Group considered the entirety of such analyses and metrics and did not assign particular weight to any individual analysis or metric concerning going-concern value.”

8.	The disclosure on page 15 of the Offer to Purchase under the heading “Presentations of J.P. Morgan” is hereby amended by adding the following after the fourth bullet:

“, which presentation was inadvertently dated March 10, 2010 rather than March 10, 2011, which was the date on which the presentation was discussed”

9.	The disclosure on page 49 of the Offer to Purchase under the heading “Selected Financial Information” is hereby amended by inserting the following after the line item regarding “Common shares outstanding”:

	Year Ended December 31,		Three Months Ended March 31,
	2010	2009	2011	2010
Ratio of Earnings to Fixed Charges	76.6	54.6	44.8	48.4
10.	The disclosure on page 55 of the Offer to Purchase under the heading “State Insurance Regulatory Approvals” is hereby amended by inserting the following as a new sentence at the end thereof:

“The requisite approval of the insurance regulator in Illinois has been obtained and therefore the condition to the Offer relating thereto has been satisfied and the Offer is not conditioned on the receipt of any other governmental approvals.”

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 3, 2011

SURETY ACQUISITION CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CNA FINANCIAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CONTINENTAL CASUALTY COMPANY
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary